Wefunder Revenue Share

Please note: Revenue projections are NOT to be taken as guaranteed. Investing in startups is risky. example, see the Risks disclosed in the Form C). Investors should feel free to edit the revenue proj

Please enter inputs in the orange cells		Quarter	Year
		Q1, 2021	2021
Company name	**Brownrigg Hard Cider**	Q2, 2021	2021
		Q3, 2021	2021
Total target loan amount	**$250,000**	Q4, 2021	2021
Multiple for investors	**1.75**	Q1, 2022	2022
% of revenues	**5%**	Q2, 2022	2022
		Q3, 2022	2022
Early Bird terms?	**Yes**	Q4, 2022	2022
Early Bird loan amount	**$60,000**	Q1, 2023	2023
Early Bird multiple for investors	**2.50**	Q2, 2023	2023
		Q3, 2023	2023
Year of disbursal	**2021**	Q4, 2023	2023
Quarter of disbursal	**Q1**	Q1, 2024	2024
Grace period quarters	**1**	Q2, 2024	2024
		Q3, 2024	2024
Quarter repaid	**Q4, 2028**	Q4, 2024	2024
Years to repay	**8.00**	Q1, 2025	2025
		Q2, 2025	2025
Non Early Bird loan amount	**$190,000**	Q3, 2025	2025
Non Early Bird repayment amount	**$332,500**	Q4, 2025	2025
Early Bird loan amount	**$60,000**	Q1, 2026	2026
Early Bird repayment amount	**$150,000**	Q2, 2026	2026
Wefunder Fees loan amount	**$0**	Q3, 2026	2026
Wefunder Fees repayment amount	**$0**	Q4, 2026	2026
Total loan amount	**$250,000**	Q1, 2027	2027
Total repayment amount	**$482,500**	Q2, 2027	2027
		Q3, 2027	2027
		Q4, 2027	2027
		Q1, 2028	2028
		Q2, 2028	2028
		Q3, 2028	2028
		Q4, 2028	2028

. The company may not achieve these revenue numbers for a number of reasons (for
ections in column H to see how the repayment schedule would be affected.

Possible revenue	Loan repayments	Cumulative repayments	Outstanding loan amount
$136,500	$0	$0	$482,500
$143,325	$7,166	$7,166	$475,334
$150,491	$7,525	$14,691	$467,809
$158,016	$7,901	$22,592	$459,908
$165,917	$8,296	$30,887	$451,613
$174,212	$8,711	$39,598	$442,902
$182,923	$9,146	$48,744	$433,756
$192,069	$9,603	$58,348	$424,152
$201,673	$10,084	$68,431	$414,069
$211,756	$10,588	$79,019	$403,481
$222,344	$11,117	$90,136	$392,364
$233,461	$11,673	$101,809	$380,691
$245,134	$12,257	$114,066	$368,434
$257,391	$12,870	$126,936	$355,564
$270,261	$13,513	$140,449	$342,051
$283,774	$14,189	$154,637	$327,863
$297,962	$14,898	$169,536	$312,964
$312,861	$15,643	$185,179	$297,321
$328,504	$16,425	$201,604	$280,896
$344,929	$17,246	$218,850	$263,650
$362,175	$18,109	$236,959	$245,541
$380,284	$19,014	$255,973	$226,527
$399,298	$19,965	$275,938	$206,562
$419,263	$20,963	$296,901	$185,599
$440,226	$22,011	$318,912	$163,588
$462,237	$23,112	$342,024	$140,476
$485,349	$24,267	$366,292	$116,208
$509,617	$25,481	$391,773	$90,727
$535,098	$26,755	$418,528	$63,972
$561,853	$28,093	$446,620	$35,880
$589,945	$29,497	$476,117	$6,383
$619,442	$30,972	$482,500	$0



Year	Revenue	Loan repayments	Cumulative repayments	Outstanding loan amount
2021	$588,332	$22,592	$22,592	$482,500
2022	$715,121	$35,756	$58,348	$424,152
2023	$869,234	$43,462	$101,809	$380,691
2024	$1,056,560	$52,828	$154,637	$327,863
2025	$1,284,255	$64,213	$218,850	$263,650
2026	$1,561,020	$78,051	$296,901	$185,599
2027	$1,897,430	$94,871	$391,773	$90,727
2028	$2,306,338	$115,317	$482,500	$0



